02/CAT/23                                                      EXHIBIT 99.1

Page 1 of 10

FOR IMMEDIATE RELEASE

                07.00 BST 02.00 EST Wednesday 28 August 2002

For Further Information Contact:
Cambridge Antibody Technology               Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1763 263 233                   Tel: +44 (0) 20  7950 2800
Peter Chambre, Chief Executive Officer      Kevin Smith
John Aston, Chief Financial Officer         Graham Herring
Rowena Gardner, Director of Corporate
Communications

                                            BMC Communications/The Trout
                                            Group (USA)
                                            Tel: 001 212 477 9007
                                            Brad Miles, ext 17 (media)
                                            Brandon Lewis, ext.15 (investors)


        CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC ("CAT") ANNOUNCES
        FINANCIAL RESULTS FOR THE NINE MONTHS ENDED 30 JUNE 2002

Melbourn, UK ... Cambridge Antibody Technology Group plc (LSE: CAT; NASDAQ:
CATG) today reports financial results for the nine months ended 30 June 2002 and an update on business for the period since the Interim Report in May 2002.

Business Update

CAT-213, a human anti-eotaxin1 monoclonal antibody, has completed a single dose Phase I/II allergic rhinitis allergen challenge trial. Preliminary results of this trial show a significant positive effect of CAT-213 upon nasal patency, and reductions in tissue eosinophils and mast cells. CAT-213 by nasal aerosol generally produced greater effects than intravenous injection. It is expected that the data will be submitted for presentation at a major allergy congress. These results are consistent with CAT-213 being developed further for the treatment of allergic disorders. Accordingly, the next stage in the development of CAT-213 will be a challenge study in allergic eye disease.

Overall, the timetable for future product licence applications of CAT-152 (lerdelimumab) remains on track. Recruitment to the first Phase II/III clinical trial of CAT-152, a human anti-TGF(beta)2 monoclonal antibody being developed as treatment to prevent post-operative scarring in patients undergoing surgery for glaucoma (trabeculectomy), continues but has progressed at a slower rate than previously expected which means that completion of enrollment is expected in the first half of 2003. Recruitment to a further Phase II/III trial in Europe and South Africa is expected to start shortly. Discussions with the United States (US) Food & Drug Administration (FDA) regarding US trials for CAT-152 are continuing.

Patient enrollment is continuing in the Phase I/II clinical trial of CAT-192, a human anti-TGF(beta)1 monoclonal antibody being developed with Genzyme (NASDAQ:GENZ) as a potential treatment for diffuse systemic sclerosis. An IND has been granted for clinical trials in the US, and the recruitment of patients has started at several leading scleroderma centres.

In August 2002, Human Genome Sciences, Inc (NASDAQ: HGSI) granted Takeda Chemical Industries an option to develop and commercialise the TRAIL Receptor 1 human monoclonal antibody (TRAIL-R1 mAb) in Japan. TRAIL-R1 mAb was developed in a collaboration between CAT and HGSI and is currently being evaluated, by HGSI, as an anti-cancer drug in Phase I clinical trials.

In June 2002, CAT granted Wyeth Research (the pharmaceutical research arm of Wyeth, NYSE: WYE) an exclusive product licence to a human monoclonal antibody identified by CAT against a target supplied by Wyeth Research. Under the terms of the agreement, CAT receives a licence fee and will potentially receive clinical milestone and royalties associated with product sales.

In August 2002, CAT and Xerion Pharmaceuticals AG announced the expansion of their existing business relationship into a research collaboration for target characterisation and drug discovery. CAT and Xerion will explore and evaluate the therapeutic potential of a cell surface protein known to play a role in allergic reactions in man. CAT and Xerion will jointly own the results generated.

Financial Results

CAT made a loss after taxation for the nine months ended 30 June 2002 of (pound)21.5 million (nine months ended 30 June 2001: (pound)8.2 million; year ended 30 September 2001: (pound)11.8 million). This figure is stated after costs of (pound)7.9 million related to the buy out of its future royalty obligations from and offer for Drug Royalty Corporation Inc. of Canada (DRC). Excluding this one-time cost, the loss would have been (pound)13.6 million. Net cash outflow before management of liquid resources and financing for the period was (pound)20.1 million (nine months ended 30 June 2001: (pound)9.6 million; year ended 30 September 2001: (pound)14.3 million). Cash and liquid resources at 30 June 2002 amounted to (pound)137.9 million (30 June 2001: (pound)162.5 million; 30 September 2001: (pound)156.8 million).

Turnover in the period was (pound)6.9 million (nine months ended 30 June 2001: (pound)4.3 million; year ended 30 September 2001: (pound)7.1 million). Milestone payments of (pound)1.4 million were received during the nine month period, including a payment in the third quarter from HGSI with the initiation of Phase I clinical trials of TRAIL-R1 mAb.


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Page 3 of 10

Turnover of (pound)3.4 million was generated under ongoing collaborations for research and development services. Turnover included (pound)0.7 million (principally licence fees) released from deferred income brought forward at 1 October 2001. In addition, (pound)0.6 million of deferred revenue was recognised during the third quarter as a result of CAT opting to buy out its future royalty rights obligations to DRC.

Research and development expenses for the period amounted to (pound)21.0 million (nine months ended 30 June 2001: (pound)15.0 million; year ended 30 September 2001: (pound)21.4 million). This results from increasing spend on clinical trials to support the Company's proprietary product development and increasing levels of research and development activity across the Company.

General and administration expenses for the period were (pound)13.2 million (nine months ended 30 June 2001: (pound)4.4 million; year ended 30 September 2001: (pound)6.4 million). These include (pound)7.9 million of costs relating to DRC (comparative periods - none), comprising professional fees of (pound)1.8 million in connection with CAT's offer for DRC and (pound)6.1 million (settled through the issue of CAT ordinary shares) for the buy-back of CAT's royalty obligation. During the period the cost of patent litigation, including patent oppositions, was (pound)0.8 million (nine months ended 30 June 2001: (pound)1.7 million; year ended 30 September 2001: (pound)2.0 million).

The Group accrued interest receivable on its cash deposits of (pound)5.0 million (nine months ended 30 June 2001: (pound)7.1 million; year ended 30 September 2001: (pound)9.3 million), reflecting the reduced level of cash and liquid resources held in interest bearing securities and the lower interest rates available over the period.

Additions to tangible fixed assets for the period were (pound)4.7 million (nine months ended 30 June 2001: (pound)2.8 million; year ended 30 September 2001: (pound)3.8 million), with the purchase of a significant amount of laboratory equipment and costs associated with the construction of CAT's new premises at Granta Park. The addition to intangible fixed assets represents the Incyte LifeSeq licence that was capitalised as an intangible asset in the first quarter and for which the first of two payments has been made.

Page 4 of 10
CONSOLIDATED PROFIT AND LOSS ACCOUNT
(Unaudited)
                                                           Proforma    Nine months    Nine months    Year ended
                                                        nine months  ended 30 June       ended 30  30 September
                                                           ended 30           2002      June 2001          2001
                                                          June 2002
                                                            US$'000    (pound)'000    (pound)'000   (pound)'000

Turnover                                                    10,478         6,873          4,294          7,121
Direct costs                                                   (98)          (64)          (254)          (351)
                                                        --------------------------------------------------------
Gross profit                                                10,380         6,809          4,040          6,770
Research and development expenses                          (31,966)      (20,968)       (14,963)       (21,393)
----------------------------------------------------------------------------------------------------------------
 Drug Royalty Corporation transaction costs            (12,063)        (7,913)             -             -
 Other general and administration expenses              (8,062)        (5,288)        (4,395)       (6,443)
                                                        ------         -------        -------       -------
----------------------------------------------------------------------------------------------------------------
General and administration expenses                        (20,125)      (13,201)        (4,395)        (6,443)
                                                        --------------------------------------------------------
Operating loss                                             (41,711)      (27,360)       (15,318)       (21,066)
Interest receivable (net)                                    7,562         4,960          7,077          9,295
                                                        --------------------------------------------------------
Loss on ordinary activities before taxation                (34,149)      (22,400)        (8,241)       (11,771)
Taxation on loss on ordinary activities                      1,403           920              -              -
                                                        --------------------------------------------------------
Loss for the financial period                              (32,746)      (21,480)        (8,241)       (11,771)
                                                        --------------------------------------------------------
Loss per share - basic and diluted (pence)                                  60.2p          23.4p          33.3p


CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
(Unaudited)
                                                           Proforma    Nine months    Nine months    Year ended
                                                        nine months       ended 30       ended 30  30 September
                                                           ended 30      June 2002      June 2001          2001
                                                          June 2002
                                                            US$'000    (pound)'000    (pound)'000   (pound)'000

Loss for the financial period                              (32,746)      (21,480)        (8,241)       (11,771)
Gain on foreign exchange translation                            99            65              -              1
                                                      ----------------------------------------------------------
Total recognised loss                                      (32,647)      (21,415)        (8,241)       (11,770)
                                                      --------------------------------------------
Prior year adjustment                                                                                   (6,594)
                                                                                                    ------------
Total recognised losses since last Annual
Report and financial statements                                                                        (18,364)
                                                                                                    ------------


This financial information has been prepared in accordance with UK GAAP.
The dollar translations are solely for the convenience of the reader.



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CONSOLIDATED BALANCE SHEET
(Unaudited)

                                                           Proforma      As at 30        As at 30      As at 30
                                                           as at 30     June 2002       June 2001     September
                                                          June 2002                                        2001

                                                           US$'000    (pound)'000     (pound)'000   (pound)'000
Fixed Assets
Intangible assets                                           12,580         8,252          4,168          4,075
Tangible fixed assets                                       13,923         9,133          6,127          6,642
Investments                                                    328           215              -              -
                                                        --------------------------------------------------------
                                                            26,831        17,600         10,295         10,717
                                                        --------------------------------------------------------
Current Assets
Debtors                                                      7,270         4,769          4,345          4,940
Investment in liquid resources                             206,675       135,569        161,776        156,228
Cash at bank and in hand                                     3,560         2,335            710            585
                                                      ----------------------------------------------------------
                                                           217,505       142,673        166,831        161,753
Creditors
Amounts falling due within one year                        (14,499)       (9,511)       (10,027)        (8,335)
                                                      ----------------------------------------------------------
Net current assets                                         203,006       133,162        156,804        153,418
                                                      ----------------------------------------------------------
Total assets less current liabilities                      229,837       150,762        167,099        164,135
Creditors
Amounts falling due after more than one year               (12,699)       (8,330)        (7,804)        (8,085)
                                                      ----------------------------------------------------------
Net Assets                                                 217,138       142,432        159,295        156,050
                                                      ----------------------------------------------------------

Capital and Reserves
Called-up share capital                                      5,520         3,621          3,540          3,546
Share premium account                                      308,719       202,505        194,739        195,017
Other reserve                                               20,514        13,456         13,451         13,451
Profit and loss account                                   (117,615)      (77,150)       (52,435)       (55,964)
                                                      ----------------------------------------------------------
Shareholders' funds - all equity                           217,138       142,432        159,295        156,050
                                                      ----------------------------------------------------------




This financial information has been prepared in accordance with UK GAAP.
The dollar translations are solely for the convenience of the reader.



Page 6 of 10
CONSOLIDATED CASH FLOW STATEMENT
(Unaudited)

                                                           Proforma    Nine months    Nine months    Year ended
                                                        nine months  ended 30 June       ended 30  30 September
                                                           ended 30           2002      June 2001          2001
                                                          June 2002
                                                           US$'000    (pound)'000     (pound)'000   (pound)'000

Net cash outflow from operations                           (30,737)      (20,162)       (13,257)       (19,150)
                                                      ----------------------------------------------------------

Returns on investments and servicing of finance
Interest received                                            9,658         6,335          6,357          8,322
                                                      ----------------------------------------------------------

Taxation                                                         -             -              -              -
                                                      ----------------------------------------------------------

Capital expenditure and financial investment
Purchase of fixed assets                                    (9,629)       (6,316)        (2,695)        (3,485)
Sale of fixed assets                                             -             -              -              4
                                                      ----------------------------------------------------------
                                                            (9,629)       (6,316)        (2,695)        (3,481)
                                                      ----------------------------------------------------------

Net cash outflow before management of liquid               (30,708)      (20,143)        (9,595)       (14,309)
resources and financing
                                                      ----------------------------------------------------------

Management of liquid resources                              31,495        20,659         (5,274)           274
                                                      ----------------------------------------------------------

Financing
Issue of ordinary shares                                     2,163         1,419         15,096         15,380
                                                      ----------------------------------------------------------

Increase in cash                                             2,950         1,935            227          1,345
                                                      ----------------------------------------------------------




This financial information has been prepared in accordance with UK GAAP.
The dollar translations are solely for the convenience of the reader.

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Basis of preparation
These interim financial statements have been prepared in accordance with the policies set out in the statutory financial statements for the year ended 30 September 2001 with the exception that the Company has adopted FRS19 "Deferred Tax" in order to comply with the latest UK accounting standards. This has no effect on either the current period or prior periods. The Group did not make any announcement of results for the nine months ended 30 June 2001 during the prior financial year and therefore the comparative figures for that period in these statements are being presented for the first time.

These interim financial statements do not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985. Results for the nine month periods ended 30 June 2001 and 30 June 2002 have not been audited. The results for the year ended 30 September 2001 have been extracted from the statutory financial statements, which have been filed with the Registrar of Companies and upon which the auditors reported without qualification and did not contain statements under s237(2) or (3) Companies Act 1985.

Convenience translation
The consolidated financial statements are presented in pounds sterling. The consolidated financial statements as of and for the period ended 30 June 2002 are also presented in United States Dollars as proforma financial information. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of (pound)1:
US$1.5245, the noon buying rate as of 28 June 2002. No representation is made that the amounts could have been or could be converted into United States Dollars at this or any other rate.

Drug Royalty Corporation transaction costs
General and administration costs expenses include (pound)7.9 million of costs incurred in the nine months ended 30 June 2002 relating to the two transactions entered into with Drug Royalty Corporation Inc. of Canada
(DRC) during the period (comparative periods: none). In January 2002, CAT announced a recommended offer for the whole of DRC. A competing offer was made by Inwest Investments Ltd of Canada which was accepted in April. The professional fees incurred in CAT's bid were (pound)1.8 million. Under an agreement with DRC, the Group received a payment of (pound)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. The (pound)1.5 million was deferred and recognised over the period for which the rights were purchased. On 2 May 2002, CAT bought out this royalty obligation to DRC for (pound)6.1 million (C$14 million) with the issue of 463,818 CAT shares to DRC. The remaining balance of (pound)0.6 million of deferred income has all been released in the period.

Prior year adjustment
The Group policy for recognising turnover was changed during the year ended 30 September 2001 in accordance with emerging best practice in the UK. Under the revised policy, where contractual performance is incomplete despite the Group having received non-refundable payments, revenue is only recognised to the extent that the Group has performed its obligations and such performance has resulted in benefits accruing to the customer.

Loss per share
The loss per ordinary share and fully diluted loss per share are equal because share options are only included in the calculation of diluted earnings per share if their issue would decrease the net profit per share or increase the net loss per share. The calculation is based on the following: for the nine months ended 30 June 2002, the nine months ended 30 June 2001 and the year ended 30 September 2001 respectively. Losses of (pound)21,480,000, (pound)8,241,000, and (pound)11,771,000. Weighted average number of shares in issue of 35,699,076, 35,143,318 and 35,313,260. The Company has 36,206,224 ordinary shares in issue and a total of 1,531,787 ordinary shares under option as of 30 June 2002.

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

Reconciliation of operating loss to operating cash outflow

                                                           Proforma    Nine months    Nine months    Year ended
                                                        nine months  ended 30 June       ended 30  30 September
                                                           ended 30           2002      June 2001          2001
                                                          June 2002
                                                           US$'000   (pound)'000    (pound)'000    (pound)'000

Operating loss                                             (41,711)      (27,360)       (15,318)       (21,066)
Depreciation in the period                                   3,761         2,467          1,576          2,146
Amortisation of intangible assets                              428           281            280            373
Loss on disposal of fixed assets                                 -             -              -              1
Shares issued to buy out DRC royalty agreement               9,374         6,149
Increase in debtors                                           (439)         (288)          (173)          (515)
(Decrease) / increase in creditors                          (2,150)       (1,411)           378            (89)
                                                      ----------------------------------------------------------
Net cash outflow from operations                           (30,737)      (20,162)       (13,257)       (19,150)
                                                      ----------------------------------------------------------




Page 9 of 10

Quarterly financial information
                                                                      Three months          Three          Three
                                                                     ended 30 June         months         months
                                                                              2002       ended 31       ended 31
                                                                                       March 2002  December 2001
                                                                      (pound)'000     (pound)'000    (pound)'000
Consolidated profit and loss account
(unaudited):
Turnover                                                                   2,021          2,974          1,878
Direct costs                                                                   -             20            (84)
                                                                    --------------------------------------------
Gross profit                                                               2,021          2,994          1,794

Research and development expenses                                         (7,206)        (7,652)        (6,110)
    ---------------------------------------------------------------------------------------------------------
          Drug Royalty Corporation transaction costs                   (6,678)        (1,235)            -
          Other general and administration expenses                    (2,005)        (1,726)       (1,557)
                                                                       -------        -------       -------
    ---------------------------------------------------------------------------------------------------------
General and administration expenses                                       (8,683)        (2,961)        (1,557)
                                                                    --------------------------------------------
Operating loss                                                           (13,868)        (7,619)        (5,873)

Interest receivable (net)                                                  1,536          1,564          1,860
                                                                    --------------------------------------------
Loss on ordinary activities before taxation                              (12,332)        (6,055)        (4,013)
Taxation on loss on ordinary activities                                        -            920              -
                                                                    --------------------------------------------
Loss for the financial period                                            (12,332)        (5,135)        (4,013)
                                                                    --------------------------------------------

Consolidated cash flow statement (unaudited):
Net cash outflow from operations                                          (9,296)        (6,569)        (4,297)
                                                                     --------------------------------------------

Returns on investments and servicing of finance
Interest received                                                          2,254          1,688          2,393
                                                                     --------------------------------------------

Taxation                                                                       -              -              -
                                                                     --------------------------------------------

Capital expenditure and financial investment
Purchase of fixed assets                                                  (2,384)        (3,021)           (911)
                                                                     --------------------------------------------






Net cash outflow before management of liquid                              (9,426)        (7,902)         (2,815)
resources and financing
                                                                     -------------------------------------------

Management of liquid resources                                             8,653          6,551           5,455
                                                                     -------------------------------------------

Financing
Issue of ordinary shares                                                      51            583             785
                                                                     -------------------------------------------
                                                                            (722)          (768)          3,425
(Decrease) / increase in cash
                                                                     -------------------------------------------

                                                 - ENDS-

Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o CAT is a UK biotechnology company based near Cambridge, England. CAT currently employs around 280 people.
o Six CAT-derived human therapeutic antibodies are at various stages of clinical trials, with a seventh CAT-derived antibody, D2E7, having been submitted for regulatory review by Abbott (responsible for development and marketing) following the completion of Phase III trials.
o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include:
     Abbott, Amrad, Elan, Genzyme, Human Genome Sciences, Immunex, Merck & Co, Pharmacia and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in March 2000.

Glossary
o Nasal patency: The openness, or lack of blockages, in the airways of the nose.
o Potent: The measure of the effectiveness of a drug related to its concentration.
o Eosinophil: A type of white blood cell particularly involved in allergic disorders.
o Mast cells: Granular cells found in connective tissue. They release substances such as histamine and heparin in response to allergic or immune reactions.
o IND (Investigational NewDrug): Licence granted by the US Food and Drug Administration (FDA) to allow testing of a new drug in humans.


         Application of the Safe Harbor of the Private Securities
Litigation Reform Act of 1995: This press release contains statements about CAT that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934.

         These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.